SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: May 21, 2009

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF

LONG DISTANCE AND INTERNATIONAL

TELECOMMUNICATIONS ROSTELECOM

Doing Business as

ROSTELECOM

(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION

(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.

125047 MOSCOW, RUSSIA

(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 18, 2009, OJSC Rostelecom (the “Company”) filed three “Reports on Material Information” (the “Material Info Reports”) with the Russian Federal Financial Markets Service (“FFMS”) as required by the Russian Federation’s securities legislation. These reports provide information on civil lawsuits filed by Loral against GlobalTel, by Loral against Rostelecom and by Rostelecom against GlobalTel.

The requirements for the contents of the Material Info Report and criteria for the information to be disclosed in the Material Info Report are set by the laws and regulations of the Russian Federation and, in particular, the requirements of the FFMS. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Info Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Info Report, contact Pavel A. Nezhutin, Corporate Secretary, by phone at +7 499 973 9940, by facsimile at +7 499 973 1055 or by e-mail at pnezhutin@rt.ru.

The copies of the Material Info Reports are attached hereto as Exhibits 99.1., 99.2. and 99.3.

EXHIBIT INDEX

The following exhibits have been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.1

English translation of the Material Info Report “On civil lawsuit against joint stock company, its subsidiaries and/or associates, which can materially affect financial position or business activity of joint stock company, its subsidiaries and associates” filed with FFMS on May 18, 2009.

99.2

English translation of the Material Info Report “On civil lawsuit against joint stock company, its subsidiaries and/or associates, which can materially affect financial position or business activity of joint stock company, its subsidiaries and associates” filed with FFMS on May 18, 2009.

99.3

English translation of the Material Info Report “On civil lawsuit against joint stock company, its subsidiaries and/or associates, which can materially affect financial position or business activity of joint stock company, its subsidiaries and associates” filed with FFMS on May 18, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2009	By:	/signed/ Konstantin Yu. Solodukhin
	Name:	Konstantin Yu. Solodukhin
	Title:	General Director